Item 77.H - Change in Control of Registrant


Ceasing Control of Credit Suisse  Institutional MM Prime
Portfolio Class A As of June 30, 2007, Mellon Bank
("Shareholder") owned 6,866,608,221.60 shares of the Fund, which represented 30.59% of the Fund. As of December 31, 2007,
Shareholder owned 2,552,812,998.98 shares of the Fund.
Accordingly, Shareholder has ceased to be a controlling person of the Fund.